Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121492) pertaining to the 2003 Stock Option and Incentive Plan and in the Registration Statement (Form S-3 No. 333-130829) and in the related Prospectus of Spirit Finance Corporation of our reports dated February 26, 2007, with respect to the consolidated financial statements and schedule of Spirit Finance Corporation, Spirit Finance Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Spirit Finance Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 26, 2007